UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2002

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 15, 2002

Dear Mr. Parsons:

This is in response to your letters dated January 15, 2002 and January 31, 2002 concerning the shareholder proposal submitted to Exxon Mobil by Robert D. Morse. We also have received letters from the proponent dated January 26, 2002 and February 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 15, 2002

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Opposition to Company's Director Nominees and Format of Proxy Card

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal attached as Exhibit 1 from Robert D. Morse. Copies of correspondence from ExxonMobil to the proponent are attached as Exhibit 2. We have asked the proponent to withdraw the proposal or to contact us for further dialogue regarding his concerns, but the proponent has indicated to us that he intends to proceed with his proposal in its present form.

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proposal relates to an election of directors at the meeting. In addition, the proposal may be omitted because, if implemented, it would require the company to violate the proxy rules (and also, therefore, federal law), and because the proposal is hopelessly confusing, false, and misleading.

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

Solicitation of votes against the company's nominees

The proponent's submission contains a variety of confusing and disconnected elements. However, the core of the proposal is to ask shareholders to vote against the company's director nominees at the upcoming annual meeting.

In the "FURTHER" clause of the proposal, the proponent asks "for a vote 'AGAINST' all Company select nominees for Director."[1] He argues that shareholders should oppose the company's nominees because, in his opinion, the current directors have followed a practice of providing "excessive extra remuneration for Management." The proponent also apparently considers a vote against the company's nominees to be appropriate in light of the fact that the Board frequently recommends that shareholders vote against other shareholder proposals.

In the section of the submission captioned "Alternate Proposal Substitute,"[2] the proponent reiterates his exhortation that shareholders should "vote 'AGAINST' the Company nominees for Director," for the same reasons he has previously given.

As noted by the Commission in Release No. 34-12598 (July 7, 1976), "Rule 14a-8 is not the proper means for conducting campaigns ... since other proxy rules, including Rule 14a-11, are applicable thereto." Accordingly, the proposal may be omitted under paragraph (i)(8) of Rule 14a-8, which permits exclusion of proposals that relate to an election for membership on the company's board of directors.

This conclusion is supported by a long line of no-action letters concurring with the omission under Rule 14a-8(i)(8) (and its predecessor, paragraph (c)(8)) of proposals that question the judgment of board members who are standing for reelection at the upcoming annual meeting of shareholders. See, for example, Mesaba Holdings, Inc. (available May 3, 2001) (proposal to remove current directors); Novell, Inc. (available January 17, 2001) (proposal that shareholders express "no confidence" in Novell's board of directors and withhold votes from the current board members); Honeywell International Inc. (March 2, 2000) (proposal to make directors ineligible for election if they fail to enact shareholder-approved resolutions); UAL Corporation (January 18, 1991) (proposal for vote of "no confidence" in the Board); American Telephone and Telegraph Co. (available January 28, 1983) (proposal for vote of "no confidence" in the Board); and the additional precedents cited in those letters.

Although the current proposal contains various elements and confusing statements, the core of the submission, forcefully expressed twice, is to urge ExxonMobil shareholders to vote "against" management's nominees at the 2002 annual meeting and to question the Board's business judgment in compensation matters and in dealing with other shareholder proposals. The proposal may therefore be omitted under Rule 14a-8(i)(8).

---

[1] As discussed in the following section of this letter, there is no such thing as a vote "against" a director nominee under New Jersey law. For purposes of the argument in this section, however, we assume the proposal to be properly cast as a request to withhold authority to vote for the company's nominees.

[2] The status of the "alternate proposal" as such is discussed more fully below.

Change of proxy card to provide for votes "against" director nominees

An additional element of the proposal, related to the proponent's opposition to the company's slate of directors, is a request to change the format of the proxy card. Specifically, the proponent requests ExxonMobil to "[r]emove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column." The proponent notes that "this is the only area in which an "AGAINST" choice is omitted."

A sample proxy card from ExxonMobil's 2001 annual meeting is attached as Exhibit 3. Taken literally, the proponent's requested changes do not make sense. First of all, there is no "Vote For Directors column" on the card. Moreover, assuming the proponent means item 1 (Election of directors) on the card, the proposed change of wording would cause the sentence at the end of that item to read "For all nominees AGAINST as noted above."

If we attempt to make sense of the proposal, we take the intent of the requested changes to be to provide for shareholders to vote against management's nominees, rather to withhold authority as the card is currently formatted. Such a change in format would be contrary to Rule 14a-4(b)(2) under the Securities Exchange Act of 1934, which states that:

> "A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to **withhold authority** [emphasis added] to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee."

As we have previously explained to the proponent, the election of directors is treated differently on the proxy card than other items of business because of differences under state law, including the laws of New Jersey where ExxonMobil is incorporated. Whereas most items of business require a majority vote, directors are elected by plurality vote. This means the candidates who receive the most votes will be elected to fill the open board seats, regardless of whether any candidate receives a majority or any other specified percentage of votes cast. Accordingly, votes "against" a candidate would have no effect on the outcome of the election.

This is the reason for the wording of Rule 14a-4(b)(2) quoted above. As the Commission acknowledged in Release No. 34-16356 (November 24, 1979), when the rule was amended to provide for withholding of votes from director nominees rather than votes against a nominee,

> "... an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

Instruction 2 to Rule 14a-4(b)(2) does state that registrants should provide a means for security holders to vote against a nominee "[i]f applicable state law gives legal effect to votes case against a nominee." As noted above, ExxonMobil is a New Jersey corporation. It is my legal opinion that the laws of the State of New Jersey do not give legal effect to votes cast against a nominee. Therefore, the exception to Rule 14a-4(b)(2) under Instruction 2 does not apply to ExxonMobil.

Thus, implementing the proposal would require ExxonMobil to format its proxy card in a manner inconsistent with the requirements of Rule 14a-4(b)(2). The proposal may therefore be omitted under paragraphs (i)(2) and (i)(3) of Rule 14a-8, because the proposal would violate the proxy rules and, accordingly, federal law.

This result is supported by the position previously taken by the staff in <u>Niagara Mohawk Power Corporation</u> (available March 11, 1993). That letter also involved a proposal to change the company's proxy card to provide for a vote against a director nominee, rather than only providing a means whereby a vote concerning the nominee could be withheld. Like ExxonMobil, Niagara Mohawk was incorporated in a jurisdiction which gives no effect to votes against a director nominee. The staff agreed that the proposal could be omitted from the company's proxy materials on the basis of paragraph (c)(2) (now paragraph (i)(2)) of Rule 14a-8. The staff noted the opinion of company counsel that the proposal would require the company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2).

Alternate proposal substitute

The proponent's submission includes what is captioned an "Alternate Proposal Substitute." By its terms, this alternate proposal is only to be considered "IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY." For the reasons given above, ExxonMobil cannot and does not intend to make the changes to the format of the proxy card requested by the proponent. Accordingly, the "conditions precedent" for submission of the proponent's alternate proposal have not been met, and we therefore do not deem this portion of the proposal to have been submitted for the upcoming annual meeting or to require a no-action response from the staff.

As we have advised the proponent, he would also not be permitted to withdraw his first proposal and submit the alternate, in light of the provisions of Rule 14a-8(c) limiting a proponent to one proposal per meeting. And in any event, since the alternate proposal is simply a criticism of the business judgment of the company's candidates for election and an exhortation for shareholders to vote "against" those candidates at the upcoming annual meeting, it could be omitted under Rule 14a-8(i)(8) even if it were properly submitted as a separate proposal. See the discussion above under "Solicitation of votes against management's nominees."

Entire proposal is materially false and misleading

The proposal contains numerous false and misleading elements. For example:

- As previously discussed in more detail, the many references in the submission to votes "against" director candidates are false and misleading, because New Jersey corporate law would give no effect to such votes.

- As also noted above, the literal changes requested by the proponent to the proxy card do not make sense.[3]

- The proponent characterizes as "entirely unfair" a proxy card format that is in fact required by an SEC rule. As the Commission has recognized in amending Rule 14a-4(b)(2), it is the proponent's request for votes "against" management's slate that would be misleading and therefore "unfair" to shareholders.

- The proponent further charges that the current format of the proxy card "has benefited Management and Directors in their determination to stay in office by whatever means." Again, the card is not formatted to entrench management but to comply with the proxy rules and New Jersey corporate law and thereby not mislead shareholders. Shareholders are free to withhold their vote from any or all of management's nominees. The statement that "Management and Directors" are determined to stay in office by any means also falsely impugns these individuals without foundation in violation of Rule 14a-9, Note (b).

- The proponent makes a confusing statement that "a shareowner has the right to sign as "Present" and not voting, showing receipt of material." The proponent seems to suggest that shareholders are not permitted to abstain from voting at the annual meeting. That is not true. As shown in the sample proxy card attached as Exhibit 3, a shareholder who wishes to do so can withhold authority to vote for all candidates for director and abstain from voting on all

[3] In addition to the change to provide for "against" votes for director candidates, the proponent also requests that ExxonMobil "[r]emove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." As demonstrated by ExxonMobil's actual form of proxy attached as Exhibit 3, there is no such statement. If a proxy card is signed but no other indication is made, the proxies shall vote for the election of the director nominees and in accordance with the Board's recommendations indicated on the face of the card, not at the "discretion of Management."

other items of business. As we explain in our proxy statement (see excerpt from the proxy statement for the 2001 annual meeting attached as Exhibit 4), an abstention counts for quorum purposes but does not count as a vote for or against. So, by withholding and abstaining, a shareholder already has the ability to register as "present" without voting.

- The proponent's suggestion that signing as "present" would somehow prevent "further solicitation of a vote" makes no sense. Shareholders are always subject to further solicitation prior to a meeting, whether by the company or by other persons.

- While we recognize that properly framed proposals dealing with compensation for senior executives may be appropriate, the current proposal is unclear as to what would constitute "excessive extra" remuneration or "acceptable perks" and who constitutes "Management." Every employee of ExxonMobil or its affiliates who supervises another employee is, in that sense, a "manager." The proponent's references to "excessive" remuneration would thus appear not to be limited to senior executives but would apply to thousands of employees.[4]

To summarize, as this analysis of the many elements and problems embodied in the proposal demonstrates, the proposal as a whole is simply confusing and incoherent. Any amendment of the proposal which sufficiently cured its problems would, we believe, be so radically different from the current proposal as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline for the 2002 annual meeting established under Rule 14a-8(e). Moreover, as the staff recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." This proposal presents just such a case. Accordingly, we believe the proposal may be omitted under Rule 14a-8(i)(3) since the proposal is materially false and misleading within the meaning of Rule 14a-9, and that the proponent should not be given an opportunity to try to amend it.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

---

[4] We note as a further grounds for omission that proposals on general compensation issues, not limited to senior executives, may still be excluded under Rule 14a-8(i)(7) as dealing with ordinary business operations. See, for example, CSX Transportation (available February 13, 1992) and Caterpillar Inc. (available February 13, 1992), issued under predecessor paragraph (c)(7).

Please file-stamp the enclosed copy of this letter and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP:clh
Enclosure

c - w/enc:
Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

RECEIVED
T. PETER TOWNSEND

OCT 2 2001

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion

Thank you,
Robert D. Morse
Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D Morse

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

RECEIVED

JAN 08 2002

JAMES E. PARSONS

ExxonMobil

October 3, 2001

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This will acknowledge receipt of your September 27, 2001 letter and shareholder proposal concerning proxy card language that you have submitted in connection with ExxonMobil's 2002 annual meeting of shareholders.

Since your name appears in the Company's records as a shareholder, we were able to verify your eligibility. You also have provided a written statement that you intend to hold the securities through the date of the 2002 annual meeting of shareholders.

You should note that, if your proposal is not excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Sincerely,

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

December 13, 2001

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

I am writing to follow up on your shareholder proposal for ExxonMobil's 2002 annual meeting regarding the format of the proxy card.

The reason the proxy card is structured differently for the election of directors than for other proposals is because of state corporate law and U.S. securities law.

Under the laws of New Jersey, where ExxonMobil is incorporated, most items of business submitted for shareholder vote require the favorable vote of a majority of the shares voted. Abstentions do not count. Therefore, a majority-vote item of business will not pass unless the votes cast "For" the proposal exceed the votes cast "Against" the proposal.

The election of directors, however, is different. Directors are elected by plurality vote, not majority vote. This means that if, for example, there are 10 open board seats, the 10 director candidates who receive the most votes will be elected to fill those seats, regardless of whether any candidate receives a majority of votes cast.

Because directors are elected by plurality vote, rather than majority vote, a vote "Against" a director candidate has no legal effect and is the same as an abstention. The only way to defeat a particular candidate for a board seat is for a competing candidate to receive more votes "For".

In recognition of this aspect of state law, which is similar in most states, the SEC's rule regarding the format of proxies (Rule 14a-4(b)(2) (copy enclosed) specifically requires as follows:

> "A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to **withhold authority** [emphasis added] to vote for each nominee:"

The SEC has specifically stated in the context of this rule that "an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

I trust this clarifies why the election of directors is treated differently than other items of business in the proxy, and why we are legally unable to make the changes you request in your proposal. Accordingly, we would ask you to withdraw the proposal and save the company the effort and expense of pursuing the formal SEC no-action letter process.

I note that your proposal also includes what is captioned an "alternate proposal substitute," to be submitted if your requested changes to the proxy form are made. As discussed above, we cannot make the changes you request to the proxy. Therefore we consider your alternate proposal not to have been submitted.

I would also note that paragraph (c) of Rule 14a-8 (copy enclosed) only allows a proponent to submit one proposal per meeting. Therefore, you would not be able to withdraw the first proposal and submit the second. I would further note that your alternate proposal is really not a shareholder proposal but a solicitation for shareholders to vote "against" the management candidates for director. Of course, as explained above, a vote "against" director candidates is not applicable. Moreover, the shareholder proposal process may not be used to oppose the election of management's candidates (see paragraph (i)(10) of Rule 14a-8. There are separate SEC rules that must be followed in this area.

It is always preferable when shareholder concerns can be addressed directly, rather than through the cumbersome and costly shareholder proposal process. Would you call my office (972.444.1538) and let me know possible times that would be convenient to you for a call or meeting. We believe a dialogue would be useful.

Sincerely,

Enclosures

[¶ 26,858] Reg. § 240.14a-4 (Rule 14a-4) Requirements as to Proxy

Reg. § 240.14a-4. (a) The form of proxy

(1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or, if provided other than by a majority of the board of directors, shall indicate in bold-face type on whose behalf the solicitation is made;

(2) shall provide a specifically designated blank space for dating the proxy card; and

(3) shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders. No reference need be made, however, to proposals as to which discretionary authority is conferred pursuant to paragraph (c) of this section.

Note to paragraph (a)(3) (electronic filers): Electronic filers shall satisfy the filing requirements of Rule 14a-6(a) or (b) (§ 240.14a-6(a) or (b)) with respect to the form of proxy by filing the form of proxy as an appendix at the end of the proxy statement. Forms of proxy shall not be filed as exhibits or separate documents within an electronic submission.

(b)(1) Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon, other than elections to office. A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.

(2) A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

Such form of proxy also may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such group of nominees. Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type.

Instructions. 1. Paragraph (2) does not apply in the case of a merger, consolidation or other plan if the election of directors is an integral part of the plan.

2. If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to

vote, the issuer should provide a similar means for security holders to vote against each nominee.

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under § 240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

(4) Approval of the minutes of the prior meeting if such approval does not amount to ratification of the action taken at that meeting;

(5) The election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.

(6) Any proposal omitted from the proxy statement and form of proxy pursuant to § 240.14a-8 or § 240.14a-9 of this chapter.

(7) Matters incident to the conduct of the meeting.

[¶ 26,862] Reg. § 240.14a-8 (Rule 14a-8) Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F. R. 29106.]

[Compilation reference: ¶ 24,012.]

ExxonMobil

c/o EquiServe
P.O. Box 9398
Boston, MA 02205-9398

2001 ANNUAL MEETING

ADMISSION TICKET

This ticket will admit shareholder and one guest.

ANNUAL MEETING OF SHAREHOLDERS

TIME: Wednesday, May 30, 2001, **9:30 a.m.** *(please note earlier start time)*
PLACE: Morton H. Meyerson Symphony Center
Dallas, Texas *(map on back)*
AUDIOCAST: Live on the Internet at www.exxonmobil.com. Instructions on the Web site one week prior to the event.

VOTE BY TELEPHONE OR INTERNET
QUICK EASY

VOTE BY PHONE: Call toll-free on a touch-tone phone **1-877-779-8683** anytime.

VOTE BY INTERNET: The Web address is **www.eproxyvote.com/xom**
If you vote by phone or Internet, you will be asked to enter your 14-digit Control Number located above your name on the proxy card.

VOTE BY CARD: Complete, sign, date, and return your proxy card in the enclosed envelope. Check the box below to discontinue duplicate summary annual report mailings.

To access the Summary Annual Report and Proxy Statement on the Internet, visit our Web site at **www.exxonmobil.com**

IF YOU VOTE BY PHONE OR INTERNET — DO NOT MAIL THE PROXY CARD

DETACH CARD BEFORE MAILING

X Please mark votes as in this example.

The Board of Directors recommends a vote FOR items 1 and 2.

Item	FOR ALL	WITHHELD FROM ALL
1. Election of directors (page 3).	☐	☐

For all nominees except as noted above

Item	FOR	AGAINST	ABSTAIN
2. Ratification of independent auditors (page 26).	☐	☐	☐

The Board of Directors recommends a vote AGAINST items 3 through 10.

Item	FOR	AGAINST	ABSTAIN
3. Government service (page 27).	☐	☐	☐
4. Two director nominees (page 28).	☐	☐	☐
5. Policy on board diversity (page 30).	☐	☐	☐
6. Amendment of EEO policy (page 31).	☐	☐	☐
7. Executive pay and downsizing (page 33).	☐	☐	☐
8. Executive compensation factors (page 35).	☐	☐	☐
9. Additional report on ANWR drilling (page 37).	☐	☐	☐
10. Renewable energy sources (page 39).	☐	☐	☐

I have made comments on this card or an attachment. This box must be marked for comments to be read. ☐

Discontinue duplicate summary annual report. ☐

This card covers registered shares including any Shareholder Investment Program shares.

Signature: ____________________ Date: ________ 2001 Signature: ____________________ Date: ________ 20(

NOTE: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee, or guardian, please give full name as such.

Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201


N
DFW AIRPORT
AIRPORT FRWY
STEMMONS FRWY
LBJ FRWY
LOVE FIELD
DALLAS N. TOLLWAY
CENTRAL EXPY.
MEYERSON SYMPHONY CENTER
DFW TURNPIKE
• From I-45/Hwy.75 – Take I-35E exit (Woodall Rodgers Frwy.) to Pearl St. exit or St. Paul exit (follow frontage road east to Pearl St.), turn south and continue to Ross Ave., turn left to Arts District Garage.
• From I-35E – Take I-45/Hwy.75 exit (Woodall Rodgers Frwy.) to Pearl St. exit, continue to Ross Ave., turn left to Arts District Garage.
• From DFW Airport – Take South Exit to Hwy.183 east (merges with I-35E), follow directions from I-35E (above).
• From Love Field – Exit airport on Mockingbird Ln. west to I-35E south, follow directions from I-35E (above).
DALLAS
Free Parking
Parking Entrance
McKINNEY
MEYERSON SYMPHONY CENTER
WOODALL RODGERS FRWY.
FIELD
ST. PAUL
HARWOOD
FLORA
PEARL
FAIRMOUNT
ROUTH
ROSS AVE.
SAN JACINTO
LEONARD
ARTS DISTRICT GARAGE

Free parking is available in the Arts District Garage. Have your parking ticket validated at the annual meeting. Traffic in the area may cause a delay; please allow extra time for parking.

ExxonMobil

c/o Proxy Services
P.O. Box 9157
Boston, MA 02205-9157

PROXY
SOLICITED BY BOARD OF DIRECTORS

ANNUAL MEETING, MAY 30, 2001
DALLAS, TEXAS

The undersigned hereby appoints J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson, and L.R. Raymond, or each or any of them, with power of substitution, proxies for the undersigned to act and vote shares of common stock of the undersigned at the 2001 annual meeting of shareholders of Exxon Mobil Corporation and at any adjournments thereof, as indicated, upon all matters referred to on the reverse side and described in the proxy statement for the meeting and, at their discretion, upon any other matters that may properly come before the meeting.

Election of Directors[1]
Nominees:

(01) M.J. Boskin	(05) C.A. Heimbold, Jr.	(09) R.C. King	(13) L.R. Raymond
(02) R. Dahan	(06) J.R. Houghton	(10) P.E. Lippincott	(14) E.A. Renna
(03) W.T. Esrey	(07) W.R. Howell	(11) H.J. Longwell	(15) W.V. Shipley
(04) D.V. Fites	(08) H.L. Kaplan	(12) M.C. Nelson	

This proxy covers shares of common stock registered in the name of the undersigned and shares held in the name of the undersigned in the ExxonMobil Shareholder Investment Program.

If no other indication is made, the proxies shall vote (a) for the election of the director nominees and (b) in accordance with the recommendations of the Board of Directors on the other matters referred to on the reverse side.

[1]See item 1 on reverse side. The numbers in front of the nominees' names are provided to assist in telephone and Internet voting.

(OVER)

Revoking a proxy

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date, including a proxy given by telephone or via the Internet;
- notifying ExxonMobil's Secretary in writing before the meeting; or
- voting in person at the meeting.

Confidential voting

Independent inspectors count the votes. Your individual vote is kept confidential from us unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

Quorum

In order to carry on the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Treasury shares, which are shares owned by ExxonMobil itself, are not voted and do not count for this purpose.

Votes needed

The director candidates who receive the most votes will be elected to fill the seats on the board. Approval of the other proposals requires the favorable vote of a majority of the votes cast. Only votes for or against a proposal count. Abstentions and broker non-votes count for quorum purposes but not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have authority to vote on a particular proposal.

Attending in person

Only shareholders, their proxy holders, and ExxonMobil's guests may attend the meeting. For safety and security reasons, cameras will not be allowed in the meeting and will need to be checked at the admissions desk.

For registered shareholders, an admission ticket is attached to your proxy card. Please bring the admission ticket with you to the meeting.

If your shares are held in the name of your broker, bank, or other nominee, you must bring to the meeting an account statement or letter from the nominee indicating that you are the beneficial owner of the shares on April 6, 2001, the record date for voting. You may receive an admission ticket in advance by sending a written request with proof of ownership to the address listed under "Contact information" on page 44.

Shareholders who do not present admission tickets at the meeting will be admitted only upon verification of ownership at the admissions counter.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 31, 2002

Via Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Follow-up to Letter dated January 15, 2002, Regarding Omission of Shareholder Proposal Regarding Opposition to Company's Director Nominees and Format of Proxy Card

Gentlemen and Ladies:

By letter dated January 15, 2002 (copy attached as Exhibit 1), we advised you of our intention to omit a shareholder proposal from Robert D. Morse from the proxy material for ExxonMobil's upcoming annual meeting.

Today, we received a copy of a letter dated January 26, 2002, from Mr. Morse to the staff, responding to our letter. We would like to respond to certain points raised in Mr. Morse's latest letter.

Mr. Morse states at the end of his letter that the SEC has approved publication of his proposal by two other companies, Avaya and Wm. F. Wrigley, Jr. Company. We have reviewed both Avaya Inc. (available December 4, 2001) and Wm. Wrigley, Jr. Company (available January 2, 2002). Those letters do involve the same proposal that Mr. Morse has submitted to ExxonMobil. However, the results in those letters do not conflict with the arguments we raised in our no-action letter. In fact, the Wrigley letter supports ExxonMobil's request.

The argument in Avaya centered on the company's deadline for receipt of proposals. The staff advised that it was unable to concur with exclusion of the proposal under Rule 14a-8(e)(2). This argument and result are not relevant to ExxonMobil's no-action letter.

In Wrigley, the staff agreed that Mr. Morse's "Alternate Proposal Substitute" (which urges shareholders to vote against company nominees for director) could be excluded under Rule 14a-8(i)(8) as relating to an election for membership on the Board of Directors. We raise precisely the same argument in our original letter, under the heading "Solicitation of votes against company's nominees." Moreover, as we point out in our letter, the same basis for omission applies to the first part of Mr. Morse's proposal, which also asks shareholders "for a vote 'AGAINST' all Company select nominees for Director."

Counsel for Wrigley only raised the 14a-8(i)(8) argument with respect to the second portion of Mr. Morse's proposal. Therefore, the staff was not called upon to address this argument with respect to the first portion of the proposal. However, as noted above and as explained in more detail in ExxonMobil's original no-action letter, the 14a-8(i)(8) objection applies equally to both portions of the proposal, and the entire proposal may therefore be omitted under that provision. Wrigley supports this result.

The staff noted in Wrigley that it did not concur in the omission of the proposal under Rules 14a-8(i)(2) or (i)(3). The staff noted in particular that it did not believe the company had met its burden of proof with respect to state law issues.

In this regard, there are critical distinctions between the argument presented in Wrigley and the argument in ExxonMobil's original no-action letter on the question of the legal effect of votes "against" a director candidate.

First, counsel for Wrigley, a Delaware company, noted only that it was aware of no Delaware authority stating that votes cast against a director nominee have legal affect. In ExxonMobil's original no-action letter request, I gave my opinion, as counsel for ExxonMobil, a New Jersey corporation, that "the laws of the State of New Jersey do not give legal effect to votes cast against a nominee." Thus, whereas Delaware counsel in Wrigley gave only an observation as to the lack of case law supporting votes against directors, I have given an affirmative opinion that New Jersey law gives no effect to votes against a director candidate. The stronger opinion given in the ExxonMobil letter, by itself, should satisfy the company's burden of proof on the state law issue.

Secondly, counsel for Wrigley failed to explain fully the link between the state law treatment of "against" votes and the wording of Rule 14a-4(b)(2). As the ExxonMobil letter explains in detail, this state law issue is precisely the reason the Commission amended Rule 14a-4(b)(2) to provide for withholding of votes instead of votes against director candidates. As the Commission stated at the time, and as we explain in more detail in our original no-action letter, "an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." Release No. 34-16356. The fuller explanation of the 14a-4(b)(2) issue in ExxonMobil's letter parallels the fuller explanation of this issue in Niagara Mohawk Power Corporation (available March 11, 1993) (copy enclosed as Exhibit 3), in which the staff agreed that a proposal to provide for votes against director candidates would be inconsistent with the proxy rules and could be omitted under Rule 14a-8(i)(2).

In short, the state law analysis in Wrigley is distinguishable from the state law analysis in ExxonMobil's letter and we believe that ExxonMobil, like Niagara Mohawk, has satisfied its burden of proof on this issue.

Mr. Morse also argues that the Commission's rules are not "laws." However one characterizes the Commission's rules, both public companies and shareholder proponents are obligated to follow them. Mr. Morse appears not to like the proxy format required by Rule 14a-4(b)(2). However, as instruction 2 to Rule 14a-4(b)(2) and Release No. 34-16356 (see fuller discussion in our original letter) make clear, the wording of the rule only reflects the usual provisions of state corporate law providing for plurality voting, instead of majority voting, in the election of directors. To format the proxy card contrary to Rule 14a-4(b)(2) would be inconsistent with the underlying state law and therefore misleading. Mr. Morse may not like the New Jersey state law framework of plurality voting under which "against" votes have no effect, but his recourse must be to seek changes in that state law, not in the meaning of Rule 14a-4(b)(2).

Mr. Morse also states that the proxy card is the shareholder's property. We do not disagree with that statement. Mr. Morse may mark-up his proxy card as he sees fit, including to say that he is voting "against" the company's nominees for director. However, under New Jersey state law his vote "against" will be given no effect and will be treated as a withheld vote.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please Lisa K. Bork at 972-444-1473. If the staff is unable to concur in the omission of this proposal from ExxonMobil's proxy material, we hereby respectfully request the appeal of that decision to the Commission.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed postage-paid self-addressed envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

c - w/enc:
Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 15, 2002

RECEIVED
JAN 23 2002
JAMES E. PARSONS

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Opposition to Company's Director Nominees and Format of Proxy Card

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal attached as Exhibit 1 from Robert D. Morse. Copies of correspondence from ExxonMobil to the proponent are attached as Exhibit 2. We have asked the proponent to withdraw the proposal or to contact us for further dialogue regarding his concerns, but the proponent has indicated to us that he intends to proceed with his proposal in its present form.

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proposal relates to an election of directors at the meeting. In addition, the proposal may be omitted because, if implemented, it would require the company to violate the proxy rules (and also, therefore, federal law), and because the proposal is hopelessly confusing, false, and misleading.

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

Solicitation of votes against the company's nominees

The proponent's submission contains a variety of confusing and disconnected elements. However, the core of the proposal is to ask shareholders to vote against the company's director nominees at the upcoming annual meeting.

In the "FURTHER" clause of the proposal, the proponent asks "for a vote 'AGAINST' all Company select nominees for Director."[1] He argues that shareholders should oppose the company's nominees because, in his opinion, the current directors have followed a practice of providing "excessive extra remuneration for Management." The proponent also apparently considers a vote against the company's nominees to be appropriate in light of the fact that the Board frequently recommends that shareholders vote against other shareholder proposals.

In the section of the submission captioned "Alternate Proposal Substitute,"[2] the proponent reiterates his exhortation that shareholders should "vote 'AGAINST' the Company nominees for Director," for the same reasons he has previously given.

As noted by the Commission in Release No. 34-12598 (July 7, 1976), "Rule 14a-8 is not the proper means for conducting campaigns ... since other proxy rules, including Rule 14a-11, are applicable thereto." Accordingly, the proposal may be omitted under paragraph (i)(8) of Rule 14a-8, which permits exclusion of proposals that relate to an election for membership on the company's board of directors.

This conclusion is supported by a long line of no-action letters concurring with the omission under Rule 14a-8(i)(8) (and its predecessor, paragraph (c)(8)) of proposals that question the judgment of board members who are standing for reelection at the upcoming annual meeting of shareholders. See, for example, Mesaba Holdings, Inc. (available May 3, 2001) (proposal to remove current directors); Novell, Inc. (available January 17, 2001) (proposal that shareholders express "no confidence" in Novell's board of directors and withhold votes from the current board members); Honeywell International Inc. (March 2, 2000) (proposal to make directors ineligible for election if they fail to enact shareholder-approved resolutions); UAL Corporation (January 18, 1991) (proposal for vote of "no confidence" in the Board); American Telephone and Telegraph Co. (available January 28, 1983) (proposal for vote of "no confidence" in the Board); and the additional precedents cited in those letters.

Although the current proposal contains various elements and confusing statements, the core of the submission, forcefully expressed twice, is to urge ExxonMobil shareholders to vote "against" management's nominees at the 2002 annual meeting and to question the Board's business judgment in compensation matters and in dealing with other shareholder proposals. The proposal may therefore be omitted under Rule 14a-8(i)(8).

[1] As discussed in the following section of this letter, there is no such thing as a vote "against" a director nominee under New Jersey law. For purposes of the argument in this section, however, we assume the proposal to be properly cast as a request to withhold authority to vote for the company's nominees.

[2] The status of the "alternate proposal" as such is discussed more fully below.

Change of proxy card to provide for votes "against" director nominees

An additional element of the proposal, related to the proponent's opposition to the company's slate of directors, is a request to change the format of the proxy card. Specifically, the proponent requests ExxonMobil to "[r]emove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column." The proponent notes that "this is the only area in which an "AGAINST" choice is omitted."

A sample proxy card from ExxonMobil's 2001 annual meeting is attached as Exhibit 3. Taken literally, the proponent's requested changes do not make sense. First of all, there is no "Vote For Directors column" on the card. Moreover, assuming the proponent means item 1 (Election of directors) on the card, the proposed change of wording would cause the sentence at the end of that item to read "For all nominees AGAINST as noted above."

If we attempt to make sense of the proposal, we take the intent of the requested changes to be to provide for shareholders to vote against management's nominees, rather to withhold authority as the card is currently formatted. Such a change in format would be contrary to Rule 14a-4(b)(2) under the Securities Exchange Act of 1934, which states that:

> "A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to **withhold authority** [emphasis added] to vote for each nominee:
>
> (i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or
>
> (ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or
>
> (iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or
>
> (iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee."

As we have previously explained to the proponent, the election of directors is treated differently on the proxy card than other items of business because of differences under state law, including the laws of New Jersey where ExxonMobil is incorporated. Whereas most items of business require a majority vote, directors are elected by plurality vote. This means the candidates who receive the most votes will be elected to fill the open board seats, regardless of whether any candidate receives a majority or any other specified percentage of votes cast. Accordingly, votes "against" a candidate would have no effect on the outcome of the election.

This is the reason for the wording of Rule 14a-4(b)(2) quoted above. As the Commission acknowledged in Release No. 34-16356 (November 24, 1979), when the rule was amended to provide for withholding of votes from director nominees rather than votes against a nominee,

> "... an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

Instruction 2 to Rule 14a-4(b)(2) does state that registrants should provide a means for security holders to vote against a nominee "[i]f applicable state law gives legal effect to votes case against a nominee." As noted above, ExxonMobil is a New Jersey corporation. It is my legal opinion that the laws of the State of New Jersey do not give legal effect to votes cast against a nominee. Therefore, the exception to Rule 14a-4(b)(2) under Instruction 2 does not apply to ExxonMobil.

Thus, implementing the proposal would require ExxonMobil to format its proxy card in a manner inconsistent with the requirements of Rule 14a-4(b)(2). The proposal may therefore be omitted under paragraphs (i)(2) and (i)(3) of Rule 14a-8, because the proposal would violate the proxy rules and, accordingly, federal law.

This result is supported by the position previously taken by the staff in Niagara Mohawk Power Corporation (available March 11, 1993). That letter also involved a proposal to change the company's proxy card to provide for a vote against a director nominee, rather than only providing a means whereby a vote concerning the nominee could be withheld. Like ExxonMobil, Niagara Mohawk was incorporated in a jurisdiction which gives no effect to votes against a director nominee. The staff agreed that the proposal could be omitted from the company's proxy materials on the basis of paragraph (c)(2) (now paragraph (i)(2)) of Rule 14a-8. The staff noted the opinion of company counsel that the proposal would require the company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2).

Alternate proposal substitute

The proponent's submission includes what is captioned an "Alternate Proposal Substitute." By its terms, this alternate proposal is only to be considered "IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY." For the reasons given above, ExxonMobil cannot and does not intend to make the changes to the format of the proxy card requested by the proponent. Accordingly, the "conditions precedent" for submission of the proponent's alternate proposal have not been met, and we therefore do not deem this portion of the proposal to have been submitted for the upcoming annual meeting or to require a no-action response from the staff.

As we have advised the proponent, he would also not be permitted to withdraw his first proposal and submit the alternate, in light of the provisions of Rule 14a-8(c) limiting a proponent to one proposal per meeting. And in any event, since the alternate proposal is simply a criticism of the business judgment of the company's candidates for election and an exhortation for shareholders to vote "against" those candidates at the upcoming annual meeting, it could be omitted under Rule 14a-8(i)(8) even if it were properly submitted as a separate proposal. See the discussion above under "Solicitation of votes against management's nominees."

Entire proposal is materially false and misleading

The proposal contains numerous false and misleading elements. For example:

- As previously discussed in more detail, the many references in the submission to votes "against" director candidates are false and misleading, because New Jersey corporate law would give no effect to such votes.

- As also noted above, the literal changes requested by the proponent to the proxy card do not make sense.[3]

- The proponent characterizes as "entirely unfair" a proxy card format that is in fact required by an SEC rule. As the Commission has recognized in amending Rule 14a-4(b)(2), it is the proponent's request for votes "against" management's slate that would be misleading and therefore "unfair" to shareholders.

- The proponent further charges that the current format of the proxy card "has benefited Management and Directors in their determination to stay in office by whatever means." Again, the card is not formatted to entrench management but to comply with the proxy rules and New Jersey corporate law and thereby not mislead shareholders. Shareholders are free to withhold their vote from any or all of management's nominees. The statement that "Management and Directors" are determined to stay in office by any means also falsely impugns these individuals without foundation in violation of Rule 14a-9, Note (b).

- The proponent makes a confusing statement that "a shareowner has the right to sign as "Present" and not voting, showing receipt of material." The proponent seems to suggest that shareholders are not permitted to abstain from voting at the annual meeting. That is not true. As shown in the sample proxy card attached as Exhibit 3, a shareholder who wishes to do so can withhold authority to vote for all candidates for director and abstain from voting on all

---

[3] In addition to the change to provide for "against" votes for director candidates, the proponent also requests that ExxonMobil "[r]emove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." As demonstrated by ExxonMobil's actual form of proxy attached as Exhibit 3, there is no such statement. If a proxy card is signed but no other indication is made, the proxies shall vote for the election of the director nominees and in accordance with the Board's recommendations indicated on the face of the card, not at the "discretion of Management."

other items of business. As we explain in our proxy statement (see excerpt from the proxy statement for the 2001 annual meeting attached as Exhibit 4), an abstention counts for quorum purposes but does not count as a vote for or against. So, by withholding and abstaining, a shareholder already has the ability to register as "present" without voting.

- The proponent's suggestion that signing as "present" would somehow prevent "further solicitation of a vote" makes no sense. Shareholders are always subject to further solicitation prior to a meeting, whether by the company or by other persons.

- While we recognize that properly framed proposals dealing with compensation for senior executives may be appropriate, the current proposal is unclear as to what would constitute "excessive extra" remuneration or "acceptable perks" and who constitutes "Management." Every employee of ExxonMobil or its affiliates who supervises another employee is, in that sense, a "manager." The proponent's references to "excessive" remuneration would thus appear not to be limited to senior executives but would apply to thousands of employees.[4]

To summarize, as this analysis of the many elements and problems embodied in the proposal demonstrates, the proposal as a whole is simply confusing and incoherent. Any amendment of the proposal which sufficiently cured its problems would, we believe, be so radically different from the current proposal as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline for the 2002 annual meeting established under Rule 14a-8(e). Moreover, as the staff recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." This proposal presents just such a case. Accordingly, we believe the proposal may be omitted under Rule 14a-8(i)(3) since the proposal is materially false and misleading within the meaning of Rule 14a-9, and that the proponent should not be given an opportunity to try to amend it.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

[4] We note as a further grounds for omission that proposals on general compensation issues, not limited to senior executives, may still be excluded under Rule 14a-8(i)(7) as dealing with ordinary business operations. See, for example, CSX Transportation (available February 13, 1992) and Caterpillar Inc. (available February 13, 1992), issued under predecessor paragraph (c)(7).

Please file-stamp the enclosed copy of this letter and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

James Earl Parsons

JEP:clh
Enclosure

c - w/enc:
Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

EXHIBIT 1

RECEIVED
T. PETER TOWNSEND

OCT 2 2001

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion

Thank you,
Robert D. Morse
Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D Morse

EXHIBIT 2

RECEIVED

JAN 3 1 2002

JAMES E. PARSONS

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 26, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter from Exxon Mobil Company Rep.
Dated January 15, 2002

Ladies and Gentlemen:

As Counsel for Exxon Mobil Company, Mr. Parsons has composed a rambling six page denunciation of the legality of my proposal. For his purpose, he has decided that my proposal is false and misleading ! Page 1. Par. 3, states "---this letter is my opinion as counsel—". He is claiming that it "relates to an election of directors", that it "would violate the proxy rules, [therefore federal law], --- is hopelessly confusing, false and misleading".

On Page 3, Par. 2, Mr. Parsons states: " ---the proposed change of wording would cause—to read: "For all nominees AGAINST as noted above". This is fraudulent language, as nowhere do I use that wording in my proposal !

It appears that most objectors so far interpret my proposal as "more than one", a feigned incapability of understanding a plainly stated request "to change the format", after which two stated proposed changes are noted. This does not constitute "more than one proposal". It is to show revisions needed to more fairly address shareowners rights.

Mr. Parsons includes as exhibit a copy of the voting card. [Exhibit 3]It is plainly marked "For all", and "Withheld from all". My response is that the federal "Rules" are that, not laws, and the SEC disclaims enforcement capabilities in certain instances.. However, it can dispense with such when proven to be discriminatory as in this instance, as a shareowner is deprived of their American right to dissent. Of course, it relates to the election of directors, the only item on the voting card whereon an "Against" vote is denied, therefore guaranteeing the company nominees will win. There are NJ, NY, DL, MD,VA and perhaps other states which have a "plurality" voting process for corporations. A #1 footnote on Page 2, states: "---there is no such thing as a vote "against" a director nominee under New Jersey law". This system specifically mentions how one may vote, and there is no "Against" listed. A win-win for all nominees up to the number of directors desired in every presentation.

What else can the request be, to include the right to dissent, namely, "Against" an otherwise stacked voting procedure which guarantees election of company nominees for director ?

Mr. Parsons states on Page 4, Par. 5 "This result is supported---in a jurisdiction which gives no effect to votes against a director nominee". Again, a denial of right of dissent !

The proxy card remains the property of the shareowner, and cannot be claimed for fill-in of a non marked box for the desires of the Management.

On Page 6, Mr. Parsons exhorts the Commission not to accept any revised proposal in that it would be filed too late. I have no intention of changing it, as the SEC has approved the contents for publishing by Avaya and Wm. F. Wrigley, Jr. Company.

Encl. 6 copies to SEC.
1 @ copy to Mr. Parsons & Exxon Mobil Co.
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse

Robert D. Morse

37TH LETTER of Level 1 printed in FULL format.

1993 SEC No-Act. LEXIS 400

Securities Exchange Act of 1934 -- Rule 14a-8

March 11, 1993

CORE TERMS: nominee, proxy, shareholder, withhold, holder, implemented, legal effect, format, votes cast, recommend, card, Exchange Act, enforcement action, federal law, election, staff, omit, proxy statement, set forth, presently, director-nominee, withholding, registrant, designated, no-action, omission, withheld

[*1] Niagara Mohawk Power Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 1993

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: Niagara Mohawk Power Corporation
Incoming letter Dated January 8, 1993 and March 9, 1993

The proposal recommends that the Company's proxy card be changed to provide for a vote "Against" a particular director-nominee rather than only providing a means whereby a vote concerning the director-nominee be withheld.

There appears to be some basis for the view that the proposal may be excluded from the Company's proxy materials under Rule 14a-8(c)(2). That provision allows the omission of a proposal that, if implemented, would require the Company to violate a federal law. In this regard, the staff notes the opinion of Company counsel that the proposal would require the Company to format proxy cards in a manner inconsistent with Rule 14a-4(b)(2) of the Commission's proxy rules. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: WINTHROP, [*2] STIMSON, PUTNAM & ROBERTS

ONE BATTERY PARK PLAZA, NEW YORK, NY 10004-1490

TELEPHONE: 212-859-1000 TELEX: 62854 WINSTIM

TELEFAX: 212-858-1500

March 9, 1993

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Niagara Mohawk Power Corporation - Shareholder Proposal of Mr. Ralph A. Marsello

Ladies and Gentlemen:

On January 8, 1993 we submitted a letter on behalf of our client, Niagara Mohawk Power Corporation (the "Company"), requesting no-action with respect to a shareholder proposal submitted by Ralph A. Marsello, a Shareholder of the Company.

We hereby advise you that the statement made at the bottom of page three of that letter which reads:

"Unlike Wisconsin, there is no New York authority stating that votes cast against a nominee director will have any 'legal effect.'",

may be relied upon by you as an opinion of counsel pursuant to Rule 14a-8(d) of the Exchange Act of 1934, as amended.

This letter is furnished by us as counsel to the Company in respect of the shareholder proposal of Mr. Ralph A. Marsello, is solely for your benefit, and may not be relied upon or circulated to any other person without our prior written [*3] consent.

Very truly yours,

Winthrop, Stimson, Putnam & Roberts

INQUIRY-2: WINTHROP, STIMSON, PUTNAM & ROBERTS

ONE BATTERY PARK PLAZA,

NEW YORK, NY 10004-1490

TELEPHONE: 212-859-1000

TELEFAX: 212-858-1500

TELEX: 62854 WINSTIM

WRITER'S DIRECT DIAL
(212) 858-1601

January 8, 1993

Securities and Exchange Commission
450 5th Street, N.W.

Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

On behalf of our client, Niagara Mohawk Power Corporation, a New York corporation (the "Company"), we respectfully submit, according to Rule 14a-8(d), six (6) copies of Mr. Ralph A. Marsello's shareholder proposal along with its supporting statement and six (6) copies of a letter of counsel stating both the factual and legal reasons why the omission of the shareholder proposal is proper in this particular case. Because the Company will not be filing its definitive proxy statement and form of proxy until March 31, 1993, this request letter is timely under Rule 14a-8(d).

Copies of this letter and the letter by counsel are being sent by registered mail concurrently herewith to Mr. Ralph A. Marsello.

Should there be any questions regarding any of the foregoing, please call Bob [*4] Winge, Esq. at (212) 858-1234 or me.

Sincerely,

David M. Boyhan

ATTACHMENT 1

WINTHROP, STIMSON, PUTNAM & ROBERTS

ONE BATTERY PARK PLAZA,

NEW YORK, NY 10004-1490

TELEPHONE: 212-859-1000

TELEFAX: 212-858-1500

TELEX: 62854 WINSTIM

WRITER'S DIRECT DIAL
(212) 858-1234

January 8, 1993

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Niagara Mohawk Power Corporation - Shareholder Proposal of Mr. Ralph A. Marsello Securities Exchange Act of 1934: Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the

"Exchange Act"), our client, Niagara Mohawk Power Corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively, the "Proxy Materials") for its 1993 Annual Meeting a proposal (the "Proposal") submitted by Mr. Ralph A. Marsello (the "Proponent") by letter dated November 30, 1992, for the reasons hereinafter set forth. The Proposal is attached as Exhibit A to this letter. In accordance with Rule 14a-8(d), enclosed are six (6) copies of the Proposal, and six (6) copies of this letter giving the reasons why [*5] this Proposal may properly be omitted.

On behalf of the Company, we request that the staff of the Division of Corporation Finance (the "Division") respond to this letter by stating that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its Proxy Materials.

The Proposal seeks to change the format of shareholder proxy cards (the "Proxy Cards"). Presently, the Proxy Cards provide that a shareholder may either (a) vote for, or (b) withhold authority to vote for a nominee director. The Proposal, if implemented, would require that the Company eliminate the "withhold" option on the Proxy Card. Instead, the Proposal specifies that a shareholder's option to "withhold" on the Proxy Card be replaced with an option to vote "against" a nominee director.

We submit that the Proposal, if implemented, would require the Company to format Proxy Cards in a manner inconsistent with federal law, and therefore may be omitted pursuant to Rule 14a-8(c)(2).

Rule 14a-8(c)(2) provides that a proposal which, if implemented, "would require the registrant to violate any . . . federal law" may be omitted. The Proposal, [*6] if implemented, would require the Company to format Proxy Cards in a manner inconsistent with Rule 14a-4(b)(2) of the Exchange Act.

Rule 14a-4(b)(2) states that:

A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee . . . to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or striking out the name of any nominee; or

(iii) designated blank spaces in which the shareholder may enter names of nominees . . . the security holder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

Requirements as to Proxy. 17 C.F.R. § 240.14a-4(b)(2) (1992).

In interpreting Rule 14a-4(b)(2), the Commission has stated that: [*7]

As adopted, rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee.

Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 SEC Docket 997, 999 (No. 16, December 4, 1979).

Furthermore, according to the Commission, Rule 14a-(b)(2) only permits withholding of votes (as opposed to votes directed against a nominee director) because:

the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term "withhold authority" has been substituted in the rule.

Id. at 12. Thus, Rule 14a-4(b)(2) does not contemplate any method by which a shareholder may disagree with the election of a director nominee, other than the withholding of authority to vote for such nominee.

In the event "that certain jurisdictions [*8] may give legal effect to votes cast against a nominee," the Commission has permitted the option of providing for a vote "against" on a proxy card. Id. (referring to Strong v. Fromm Laboratories, Inc., 77 N.W.2d 389 (Wis. 1956)). In those instances:

if applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the registrant should provide a similar means for security holders to vote against each nominee.

Requirements as to Proxy. 17 C.F.R. § 240.14a-4(b)(2) (Instruction 2) (1992).

The Company is a New York corporation. Unlike Wisconsin, there is no New York authority stating that votes cast against a nominee director will have any "legal effect." Therefore, this exception to Rule 14a-4(b)(2) does not apply, and the proposed change to the Company's Proxy Card, if implemented, will cause the Company to format its Proxy Card in manner inconsistent with the requirements of Rule 14a-4(b)(2). The Proposal may therefore be omitted pursuant to Rule 14a-8(c)(2).

For the reasons given above, we respectfully request that the Division not recommend any enforcement [*9] action from the Commission if the Proposal is omitted from the Company's Proxy Materials for the 1993 Annual Meeting. We are sending the Proponent a copy of this letter, and are advising him of the Company's intent to exclude his proposal from the Proxy Materials. If the Division disagrees with the Company's conclusion that the Proposal may be omitted from the 1993 Proxy Materials, we request the opportunity to confer with the staff of the Division prior to the final determination of the Division's position. Should you have any questions regarding this no-action request, please call me at (212) 858-1234.

Very truly yours,

Robert J. Winge

ATTACHMENT 2

Ralph A. Marsello
7087 Highbridge Road
Fayetteville, N.Y. 13066

November 30, 1992

Niagara Mohawk Power Corp.
300 Erie Blvd., West
Syracuse, N.Y. 13202

Attn: Mr. Harold J. Bogar

PROPOSAL TO CHANGE STOCK HOLDERS PROXY CARDS

Voting for Directors presently read, A Vote For or To Withhold.
I Recommend to change WITH HOLD to read AGAINST.
At the present time the STOCK HOLDERS do not have a choice to VOTE against the DIRECTORS. To vote WITH HOLD is not a vote AGAINST but abstaining.
This option should be [*10] granted to have a clear choice to vote against the proposed Directors if desired.
The PROXY CARDS should reflect this change, for the Stock Holders Meeting.

Stock Holder

Ralph A. Marsello

Telephone: (315) 637-4983
Owns 5317 Shares of Common

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
February 7, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549

Re: ExxonMobil Corp. Letters from Counsel. Dated Jan. 15th, 28th, & 31st 2002 to SEC & myself. 6 copies to SEC, 1 @ Counsel & Co. Rhymes for stress relief, not part of presentation.

Ladies and Gentlemen:

First, another observation or two about Mr. Parsons' arguable remarks: whether State, Corporate, or Federal Rules or laws would be violated or caused to be "misleading and ambiguous": He plainly quotes from same, and at the same time refuses to admit that they are discriminatory and unfair to a shareowner. Where is his Patriotism in not stating that we should all press for their removal, rather than inviting myself to perform that function ?

Obviously, as an employee of ExxonMobil, he is exhorting his opinion in trying to deny a properly presented proposal, not necessarily a correct opinion.. The presentation of a three page repetitive rebuttal to my letters to the Commission, copies of my proposal, copies of my letters already in possession of the SEC, and 5 copies of previous rulings as exhibits clearly shows the intensity of corporate efforts to perpetuate themselves and directors in office by any means available. As previously stated, other decisions do not "make a rule or law correct" by quoting same as a reason for deletion. All bulk of material was answered earlier.

It is unfortunate that I mentioned the Avaya and Wrigley decisions to permit publication, though only to the extent it gave another opportunity to argue. Recall my "stress relief" comment in the Poore Brothers, Inc. rebuttal ? "Never give a camel an opportunity to stick its head under the flap of a tent" ? Since my policies are being tracked, these decisions may have already been available to Mr. Parsons.

Page 2 Par. 2 ---"proposed change of wording would cause the sentence ---to read "For all nominees AGAINST as noted above". I used no such wording.

Page 2, Note 1:---"there is no such thing as a vote "against" a director nominee under New Jersey law." Etc. An admission that a shareowner is being denied "the Right of Dissent ".

Page 5, Note 3, last sentence: "If a proxy card is signed but no other indication is made, the proxies shall vote for the election of the director nominees and in accordance with the Board's recommendations indicated on the face of the card, not at the "discretion of Management." Though a slight difference in wording, management is confiscating the shareowner's property.

Sincerely, Robert D. Morse

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB 25 AM 9:42

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 26, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter from Exxon Mobil Company Rep.
Dated January 15, 2002

Ladies and Gentlemen:

As Counsel for Exxon Mobil Company, Mr. Parsons has composed a rambling six page denunciation of the legality of my proposal. For his purpose, he has decided that my proposal is false and misleading ! Page 1. Par. 3, states "---this letter is my opinion as counsel—". He is claiming that it "relates to an election of directors", that it "would violate the proxy rules, [therefore federal law], --- is hopelessly confusing, false and misleading".

On Page 3, Par. 2, Mr. Parsons states: " ---the proposed change of wording would cause—to read: "For all nominees AGAINST as noted above". This is fraudulent language, as nowhere do I use that wording in my proposal !

It appears that most objectors so far interpret my proposal as "more than one", a feigned incapability of understanding a plainly stated request "to change the format", after which two stated proposed changes are noted. This does not constitute "more than one proposal". It is to show revisions needed to more fairly address shareowners rights.

Mr. Parsons includes as exhibit a copy of the voting card. [Exhibit 3]It is plainly marked "For all", and "Withheld from all". My response is that the federal "Rules" are that, not laws, and the SEC disclaims enforcement capabilities in certain instances.. However, it can dispense with such when proven to be discriminatory as in this instance, as a shareowner is deprived of their American right to dissent. Of course, it relates to the election of directors, the only item on the voting card whereon an "Against" vote is denied, therefore guaranteeing the company nominees will win. There are NJ, NY, DL, MD,VA and perhaps other states which have a "plurality" voting process for corporations. A #1 footnote on Page 2, states: "---there is no such thing as a vote "against" a director nominee under New Jersey law". This system specifically mentions how one may vote, and there is no "Against" listed. A win-win for all nominees up to the number of directors desired in every presentation.

What else can the request be, to include the right to dissent, namely, "Against" an otherwise stacked voting procedure which guarantees election of company nominees for director ?

Mr. Parsons states on Page 4, Par. 5 "This result is supported---in a jurisdiction which gives no effect to votes against a director nominee". Again, a denial of right of dissent !

The proxy card remains the property of the shareowner, and cannot be claimed for fill-in of a non marked box for the desires of the Management.

On Page 6, Mr. Parsons exhorts the Commission not to accept any revised proposal in that it would be filed too late. I have no intention of changing it, as the SEC has approved the contents for publishing by Avaya and Wm. F. Wrigley, Jr. Company.

Encl. 6 copies to SEC.
1 @ copy to Mr. Parsons & Exxon Mobil Co.
Rhymes for stress relief.
Not part of presentation.

Sincerely,
Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 15, 2002

The first proposal requests that the board make particular revisions to its proxy materials. The second "proposal" recommends a vote against "company nominees for director."

We are unable to concur in your view that Exxon Mobil may exclude the first proposal under rule 14a-8(i)(2), as it would cause Exxon Mobil to violate the proxy rules. Accordingly, we do not believe that ExxonMobil may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2). In this regard, we note that rules 14a-4(b)(1) and 14a-4(b)(2) are permissive rather than mandatory, and therefore do not prohibit limiting the discretionary authority given to management and the use of "against votes" in the context of an election of directors.

We are unable to concur in your view that Exxon Mobil may exclude the entire first proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false and misleading under rule 14a-9. In our view the supporting statement must be revised as follows:

- delete the statement that begins "This entirely unfair . . . " and ends " . . . by whatever means";
- delete the statement that begins "Claiming of votes by management . . . " and ends " . . . solicitation of a vote"; and
- delete the discussion that begins "Further:" and ends " . . . some acceptable perks."

Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Exxon Mobil may exclude the second "proposal" under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Exxon Mobil omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Grace K. Lee
Attorney-Advisor